SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BCP INVESTMENT CORPORATION

(Name of Subject Company (Issuer))

BCP INVESTMENT CORPORATION

EDWARD GOLDTHORPE

PATRICK SCHAFER

BRANDON SATOREN

JOSEPH MOREA

GEORGE GRUNEBAUM

SAM REINHART

NIKITA KLASSEN

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

73688F201

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Edward Goldthorpe

President and Chief Executive Officer

BCP Investment Corporation

650 Madison Avenue, 3rd Floor

New York, New York 10022

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Harry S. Pangas, Esq.

Alexander Karampatsos, Esq.

Dechert LLP

1900 K Street, NW

Washington, D.C. 20006

Telephone: (202) 261-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the tender offer by (i) BCP Investment Corporation, a Delaware corporation (the “Company”), (ii) Edward Goldthorpe, the President and Chief Executive Officer of the Company, (iii) Patrick Schafer, the Chief Investment Officer of the Company and (iii) Brandon Satoren, the Chief Financial Officer of the Company, (iv) Joseph Morea, a member of the Company’s board of directors, (v) George Grunebaum, a member of the Company’s board of directors, (vi) Sam Reinhart, an officer at an entity affiliated with the Company’s investment adviser, and (vii) Nikita Klassen, an officer at an entity affiliated with the Company’s investment adviser (collectively, with the Company, the “Offeror Group”), to purchase, severally, and not jointly, for cash up to $9.0 million in the aggregate of shares of the Company’s common stock, $0.01 par value per share (the “shares”), at a price per share specified by the tendering stockholders of not less than $13.63 and not more than $14.93 in cash, less any applicable withholding taxes and without interest. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(B), which together constitute the “Tender Offer.” Additional documents relating to the Tender Offer are filed as Exhibits (a)(1)(C), (a)(1)(D) and (a)(5). The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1. Summary Term Sheet.

Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is BCP Investment Corporation. The address and telephone number of the Company are: 650 Madison Avenue, 3rd Floor, New York, NY 10022 and (212) 891-2880.

(b) Securities. The subject securities are the Company’s shares of common stock, par value $0.01 per share. As of November 11, 2025, there are 13,064,667 shares of common stock outstanding.

(c) Trading Market and Price. Reference is made to the information set forth in the Offer to Purchase under Section 8 — “Price Range of Shares; Dividends”, which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This Schedule TO is being filed by the Offeror Group. The information set forth in Section 11 — “Certain Information Concerning the Offeror Group” in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction”, and Sections 2, 11, and 12 — “Purpose of the Offer; Certain Effects of the Tender Offer; Plans or Proposals,” “Certain Information Concerning the Offeror Group,” “Background of the Offer; Past Contacts,” in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under heading Section 2 —  “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans or Proposals.”

(b) Use of Securities Acquired. Information regarding the treatment of shares acquired pursuant to the offer is incorporated by reference from the Offer to Purchase under the heading Section 2 —  “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans or Proposals.”

(c) Plans. Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase from Section 2  —  “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans or Proposals.”

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading Section 13 —  “Source and Amount of Funds.”

(b) Conditions. Information regarding the material conditions to any financing and alternative financing arrangements in any primary financing plans fall through is incorporated herein by reference from the Offer to Purchase under the heading Section 13 —  “Source and Amount of Funds.”

(c) Borrowed Funds. Information regarding borrowed funds is incorporated herein by reference from the Offer to Purchase under the heading Section 13 —  “Source and Amount of Funds.”

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information under the heading Section 9  —  “Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions. The information under the heading Section 9  —  “Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information under the headings Summary Term Sheet and Section 17  —  “Fees and Expenses; Information Agent; Depositary” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a) (1) The information set forth in Sections 2, 11 and 12— “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans or Proposals,” “Certain Information Concerning Offeror Group,” “Background of the Offer; Past Contacts” is incorporated herein by reference.

(a) (2) The information set forth in Sections 2, 7 and 15 — “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans or Proposals,” “Conditions of the Tender Offer,” and “Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

Item 12. Exhibits.

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(A)	Offer to Purchase, November 12, 2025.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 12, 2025.

(a)(1)(D)	Letter to stockholders, dated November 12, 2025.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release announcing the Tender Offer, dated November 6, 2025 (Previously filed in connection with the Registrant’s Tender Offer Statement on Schedule TO (File No. 005-82556) filed on November 6, 2025, and incorporated by reference herein.)

(b)	Not applicable.

107	Filing Fee Table.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2025

BCP INVESTMENT CORPORATION

By:	/s/ Edward Goldthorpe
Name: Edward Goldthorpe
Title: President and Chief Executive Officer

/s/ Edward Goldthorpe
Edward Goldthorpe

/s/ Patrick Schafer
Patrick Schafer

/s/ Brandon Satoren
Brandon Satoren

/s/ Joseph Morea
Jospeh Morea

/s/ George Grunebaum
George Grunebaum

/s/ Sam Reinhart
Sam Reinhart

/s/ Nikita Klassen
Nikita Klassen

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(A)	Offer to Purchase, November 12, 2025.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 12, 2025.

(a)(1)(D)	Letter to Stockholders, dated November 12, 2025.

(a)(5)	Press release announcing the Tender Offer, dated November 6, 2025 (Previously filed in connection with the Registrant’s Tender Offer Statement on Schedule TO (File No. 005-82556) filed on November 6, 2025, and incorporated by reference herein.)

EX-FILING FEES	Calculation of Filing Fee Table